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                            January 4, 2021

       Steven D. Harr, M.D.
       President and Chief Executive Officer
       Sana Biotechnology, Inc.
       188 East Blaine Street, Suite 400
       Seattle, Washington 98102

                                                        Re: Sana Biotechnology,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
18, 2020
                                                            CIK No. 0001770121

       Dear Dr. Harr:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Our in vivo Cell Engineering Platform and Programs, page 4

   1. We note your revisions in response to prior comment 5. Please revise your statement that you believe success
with any initial therapy targeting a given cell type may meaningfully accelerate lead
candidate selection for other indications to remove any implication that you will be able
to accelerate the development of your product candidates.
       Use of Proceeds, page 92

   2. We note your revisions in response to prior comment 11. Based on the next anticipated milestone for each of
your product candidates as described in the S-1, please revise this section to disclose
which of those milestones you intend to complete using the proceeds of
 Steven D. Harr, M.D.
Sana Biotechnology, Inc.
January 4, 2021
Page 2
      this offering.
Allogeneic T Cell Program (SC291, SC255), page 163

3. We note your revisions in response to prior comment 14. Please revise your statement that your two programs "should increase the likelihood of success" to remove any predictions or expectations regarding your likelihood of success as such statements are speculative.
       You may contact Tracie Mariner at (202) 551-3744 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven D. Harr, M.D.
                                                           Division of
Corporation Finance
Comapany NameSana Biotechnology, Inc.
                                                           Office of Life
Sciences
January 4, 2021 Page 2
cc:       Brian J. Cuneo, Esq.
FirstName LastName